Exhibit 99.6

NICE Actimize Announces ENGAGE 2025 the Industry’s Leading Fraud &
Financial Crime Risk Management Conference

Fighting fraud and financial crime takes center stage, as NICE Actimize leads visionary sessions on how advanced AI technologies shape the future

Hoboken, N.J., May 29, 2025 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced its information-packed agenda for ENGAGE 2025, the industry’s premier financial crime and compliance industry event. To be held on June 17-18 at New York’s Sheraton Times Square Hotel, NICE Actimize’s ENGAGE will bring together financial institutions thought leaders and subject matter experts to discuss the technology advancements and best practices in financial crime fighting.

More than 200 companies and 1000-plus industry executives from global and regional financial institutions will take part in the event's in-depth sessions, view demo stations showing the latest in advanced AI technology and learn from a renowned lineup of subject matter experts on financial crime risk management.

Compelling Keynotes
The welcoming keynote address will be presented by Craig Costigan, NICE Actimize CEO who will focus on the impact of Agentic AI on financial institutions, and the new era of fraud and financial crime prevention. Another compelling opening-day keynote for ENGAGE will be delivered by Damian Williams, the former United States Attorney for the Southern District of New York (SDNY), and current Litigation, Investigations and White Collar Crime partner at leading global law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Williams draws on his many years of experience as a senior leader, litigator and strategist to advise clients in high-stakes federal and state government investigations, white collar matters and sensitive internal investigations, and crisis management. During his tenure at SDNY, Williams supervised significant matters involving securities and commodities fraud, public corruption, national security threats, Bank Secrecy Act and sanctions violations, cybercrime, money laundering, sex trafficking, healthcare fraud, violent crime, civil rights violations, as well as False Claims Act and environmental matters.

Sessions: Helping FIs Meet Challenges
The content rich agenda will address powerful disruptors like generative AI and shed light on the most pressing challenges in financial crime, fraud prevention and compliance. Other critical sessions include “Implementing AI into your Financial Crime Programs”; “Dismantling Mule Accounts and Networks”; “Beyond Reimbursement: Taking the Fight to Scams”; “KYC & Fraud Join Forces to Defeat Deepfakes”; and “Synthetic Identities, The Future of FinCrime Tech Stacks.” Day one of the event will also include insights from law enforcement on what financial institutions need to know. And on day two, a regulatory roundup panel will review advisory on key regulatory changes and implications.

“Addressing the impact of AI on financial crime, NICE Actimize’s ENGAGE industry event supports financial institutions as they develop targeted strategies for their future adoption of cutting-edge technologies,” said Craig Costigan, CEO, NICE Actimize. “Financial institutions require a powerful combination of intelligence and automation to meet their newest challenges, and our industry-leading event will allow them to network and explore innovative solutions and more effective and efficient options.”

Please click here to preview the full ENGAGE agenda. To register, please click here.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.